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UNITEDSTATES

SECURITIESANDEXCHANGECOMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July , 2021.

Commission File Number 001-39491

EXCELLON RESOURCES INC.

(Translation of registrant’s name into English)

10 KING STREET EAST, SUITE 200 TORONTO, ONTARIO, CANADA M5C 1C3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [  ] Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXCELLON REPORTS SECOND QUARTER 2021 FINANCIAL RESULTS

Toronto, Ontario – July 29, 2021 – Excellon Resources Inc. (TSX:EXN, EXN.WT; NYSE:EXN, and FRA:E4X2) (“Excellon” or the “Company”) is pleased to report financial results for Q2 and H1 2021.

Q2 2021 Financial and Operational Highlights (compared to Q2 2020)

●	Revenues increased to $9.7 million (Q2 2020 – $0.7 million) and in line with Q1 2021
●	Gross profit improved to $2.1 million (Q2 2020 – loss of $2.6 million) and increased by 16% compared to Q1 2021
●	Total cash cost net of byproducts per silver ounce payable decreased to $11.96 (Q2 2020 – $51.14) and decreased by 11% from Q1 2021
●	All-in sustaining cost (“AISC”) per silver ounce payable decreased to $26.69 (Q2 2020 – $105.49) and increased by 10% from Q1 2021
●	Production cost per tonne decreased to $273 per tonne (Q2 2020 – $2,498 per tonne) and decreased by 8% from Q1 2021
●	Fourth consecutive quarter of over 21,000 tonnes mined and milled, with record tonnes mined (86,316) and milled (88,648) over trailing twelve months, with sizeable stockpiles of ore and concentrate at quarter-end that were processed and/or delivered in early July
●	Exploration expenditures increased 597% to $1.8 million (Q2 2020 – $258,000) and increased 80% from Q1 2021 as drilling continued to ramp-up, including:

○	Commencement of drilling and addition of second rig at Silver City in Saxony following approval of the 2021 Drilling Operation Plan;
○	Surface and underground drilling on multiple targets at the Platosa Mine and broader property; and
○	Commencement of drilling at the Oakley Project in collaboration with and funded by Centerra Gold Inc.

●	Cash and marketable securities of $7.1 million at June 30, 2021 (December 31, 2020 – $10.7 million)

“We realized another good quarter at Platosa, with financial results partially impacted by delayed processing and delivery of ore and concentrate at the quarter-end by weather conditions,” stated Brendan Cahill, President and CEO. “The operation delivered good improvements in cost-per-tonne and cash costs, while AISC was higher in the quarter due to sustaining capital expenditures, a part of which had been deferred from earlier periods. Most importantly, we continued to ramp-up exploration on our projects, with Platosa ongoing and Silver City and Oakley getting started. We look forward to drilling results from our resource growth and discovery-focused projects through the remainder of the year.”

Financial Results

Financial results for Q2 and H1 2021 and 2020 were as follows:

(‘000s of USD, except amounts per share and per ounce)	Q2 2021	Q2 2020 (6)	H1 2021	H1 2020 (6)
Revenue (1)	9,717	687	19,498	6,248
Production costs	(5,814)	(2,641)	(11,967)	(8,120)
Depletion and amortization	(1,773)	(666)	(3,563)	(1,935)
Cost of sales	(7,587)	(3,307)	(15,530)	(10,055)
Gross profit (loss)	2,130	(2,620)	3,968	(3,807)

Corporate administration	(1,640)	(2,345)	(3,983)	(3,508)
Exploration	(1,800)	(258)	(2,873)	(631)
Other (1)	(188)	1,172	(837)	567
Net finance cost	(1,025)	554	(1,750)	(1,537)
Income tax recovery (expense)	(22)	97	8	(855)
Net loss	(2,545)	(3,400)	(5,467)	(9,771)
Loss per share – basic and diluted	(0.08)	(0.12)	(0.17)	(0.38)
Cash flow from (used in) operations (2)	959	(4,038)	1,901	(5,885)
Production cost per tonne (3)	273	2,498	285	432
Cash cost per silver ounce payable net of byproducts ($/Ag oz)	11.96	51.14	12.74	21.55
AISC per silver ounce payable ($/Ag oz) (4)	26.69	105.49	25.46	42.82
Realized prices:(5)
Silver – ($US/oz)	26.89	14.60	26.59	14.70
Lead – ($US/lb)	0.97	0.76	0.95	0.76
Zinc – ($US/lb)	1.33	0.85	1.29	0.86

(1)	Revenues are net of treatment and refining charges (“TC/RCs”). Refer to Note 18 of the Q1 2021 Condensed Consolidated Financial Statements for detail of the comparative period reclassification of foreign exchange differences on provisionally priced sales.
(2)	Cash flow from operations before changes in working capital.
(3)	Production cost per tonne includes mining and milling costs excluding depletion and amortization.
(4)	AISC per silver ounce payable excludes general and administrative and share-based payment costs attributable to the Company’s non-producing projects. The comparative has been revised to conform with the current allocation.
(5)	Average realized price is calculated on current period sale deliveries and does not include the impact of prior period provisional adjustments in the period.
(6)	Q2 2020 results were significantly impacted by the suspension of mining operations by the Government of Mexico from April 2nd to June 1st, 2020 (the “Suspension”) in response to the COVID-19 pandemic.

Revenues increased by $9.0 million during Q2 2021 and $13.3 million in H1 2021 relative to the comparative periods due to the Suspension and resulting negligible revenues in Q2 2020, and also due to ongoing strong metal prices and operational performance in Q2 and H1 2021. Revenues of $9.7 million in Q2 2021 were consistent with Q1 2021 revenues ($9.8 million) as payable metal sold and average realized prices were stable over H1 2021.

Cost of sales increased by $4.3 million during Q2 2021 and $5.5 million for H1 2021 relative to the comparative periods, primarily due to the Suspension. Production costs in Q2 2021 were $0.4 million lower than Q1 2021, partly reflecting $0.6 million in incremental energy costs incurred in Q1 2021 relating to the polar vortex and resulting significant increases in electricity costs in February 2021. The increase in depletion and amortization was driven primarily by increased production following the Suspension in Q2 2020.

Administrative expense increased by $0.5 million in H1 2021 compared to H1 2020, primarily driven by higher insurance expense relating to the Company’s NYSE American listing. Administrative expenses in Q2 2021 decreased $0.7 million relative to Q2 2020, including a decrease of $0.8 million in share-based payment expense as annual compensation grants were made in Q1 2021 (and in Q2 in 2020).

The $1.5 million increase in exploration expenditures in Q2 2021 primarily reflects increased drilling at Platosa ($0.8 million), permitting activity at the Kilgore Project ($0.2 million) and permitting and drilling at Silver City ($0.5 million). Exploration programs were limited by the initial outbreak of COVID-19 globally in 2020 resulting in lower expenditures in the comparative periods.

Net finance expense in Q2 2021 consists primarily of $1.0 million of interest expense, of which $0.6 million relates to the accretion of the face value of the convertible debentures issued in Q3 2020 and $0.4 million represents the coupon interest payment on such convertible debentures at a 10% rate, paid in common shares at the Company’s election. The Company elected to issue shares valued at $0.7 million to settle the coupon interest expense for H1 2021.

Net loss decreased by $0.9 million in Q2 2021 and by $4.3 million in H1 2021 relative to the comparative periods, mainly driven by improved gross profit, partly offset by higher exploration, finance and other expenses in H1 2021 as discussed above.

Total cash cost per silver ounce payable decreased by 77% and 41% for Q2 2021 and H1 2021, respectively, relative to the comparative periods, primarily driven by the increase in silver ounces payable in 2021 compared to negligible production in Q2 2020 due to the Suspension. Total cash cost per silver ounce payable decreased by 11% from Q1 2021 ($13.43) driven by a 4% decrease in cost of sales and a 14% increase in by-product credits, partly offset by a 10% decrease in silver ounces payable due to lower silver grades and recoveries in Q2 2021.

AISC per silver ounce payable decreased by 75% and 41% for Q2 and H1 2021 relative to the respective comparative periods in 2020, primarily driven by the increase in silver ounces payable in 2021 following the negligible production in Q2 2020 due to the Suspension. AISC per silver ounce payable increased by 10% from Q1 2021 ($24.34) driven primarily by a 10% decrease in silver ounces payable due to lower silver grades and recoveries in Q2 2021. Offsetting the Q1 2021 volume variance was a 20% or $0.8 million decrease in total cash costs net of by-product credits, as discussed above, and a $0.4 million decrease in share-based payment costs (as annual grants were made in Q1 2021), offset by an increase of $1.3 million or 124% in sustaining capital expenditures in Q2 2021, which had been partially deferred from earlier periods.

All financial information is prepared in accordance with IFRS, and all dollar amounts are expressed in U.S. dollars unless otherwise specified. The information in this press release should be read in conjunction with the Company’s unaudited condensed consolidated financial statements for the three- and six-month periods ended June 30, 2021 and 2020, and associated management discussion and analysis (“MD&A”) which are available from the Company’s website at www.excellonresources.com and under the Company’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.com/edgar.

The discussion of financial results in this press release includes references to “cash flow from operations before changes in working capital items”, “production cost per tonne”, “cash cost per silver ounce payable”, and “AISC per silver ounce payable”, which are non-IFRS performance measures. The Company presents these measures to provide additional information regarding the Company’s financial results and performance. Please refer to the Company’s MD&A for the three- and six-month periods ended June 30, 2021 and 2020, for a reconciliation of these measures to reported IFRS results.

Operating Results & Outlook

Operating performance was as follows, for the periods indicated below:

	Q2	Q2	H1	H1
	2021	2020 (4)	2021	2020 (4)
Tonnes mined:	21,772	3,270	42,984	23,170
Tonnes milled:	21,646	1,288	43,410	20,330
Grades:
Silver (g/t)	489	492	506	539
Lead (%)	5.14	5.37	5.24	5.44
Zinc (%)	6.48	6.91	6.61	6.78
Recoveries:
Silver (%)	87.0	92.9	88.4	89.5
Lead (%)	78.6	84.7	80.2	82.9
Zinc (%)	79.4	80.9	77.1	75.3
Production(1)
Silver – (oz)	296,013	18,919	624,760	315,200
AgEq ounces (oz)(2)	487,009	34,924	1,004,825	558,666
Lead – (lb)	1,927,048	129,204	4,026,790	2,019,660
Zinc – (lb)	2,456,137	158,735	4,868,595	2,289,769
Payable:(3)
Silver ounces – (oz)	261,854	48,744	553,821	294,806
AgEq ounces (oz)(2)	425,654	81,679	868,981	515,869
Lead – (lb)	1,735,593	340,315	3,595,525	1,854,599
Zinc – (lb)	2,045,905	260,607	3,848,335	2,066,279
San Sebastián ore processed (t)				4,785

(1)	Subject to adjustment following settlement with concentrate purchaser.
(2)	AgEq ounces established using average realized metal prices during the period indicated, applied to the recovered metal content of the concentrates. AgEq ounces produced during Q1 2021 were lower than Q1 2020 as silver prices increased significantly more than base metal prices, resulting in base metal production contributing less to silver equivalency.
(3)	Payable metal is based on the metals delivered and sold during the period, net of payable deductions under the Company’s offtake arrangements, and will therefore differ from produced ounces.
(4)	The comparative results for Q2 and H1 2020 were significantly impacted by the Suspension.

Strong and consistent production continued in Q2 2021 with continued focus on improving maintenance practices at both sites and enhancing the geological and engineering teams at Platosa. Head grades were lower in Q2 2021 compared to Q2 2020 due to higher mining dilution in narrower sections of the ore body. The Miguel Auza plant continues to focus on improving metal recoveries. Zinc recoveries improved relative to Q1 2021 following plant upgrades in the zinc flotation circuit. More generally, metal recoveries were impacted by weather conditions, power outages and metallurgical variances. The combination of mill maintenance in early June and weather conditions in late June resulted in sizeable stockpiles of ore (1,634 tonnes) and concentrate (154 tonnes of lead and 134 tonnes of zinc) at quarter-end, which were processed and/or delivered in early July.

COVID-19 Update

Excellon continues to maintain measures to prevent COVID-19 among the workforce and local communities and to monitor the effectiveness of these measures in mitigating any potential impact on business activities. The Company’s actions have been successful to date and the pandemic has not had any material impact on production or shipment of concentrate.

Miguel Auza Litigation Update

Further to the press release of July 2, 2021 providing a litigation update on San Pedro Resources SA de CV (“San Pedro,” a subsidiary of the Company), the formal written decision has still not been released or made available for review by the Company’s legal counsel. The Company continues to operate in the ordinary course and continues to evaluate various alternatives regarding this matter.

About Excellon

Excellon’s vision is to create wealth by realizing strategic opportunities through discipline and innovation for the benefit of our employees, communities, and shareholders. The Company is advancing a precious metals growth pipeline that includes: Platosa, Mexico’s highest-grade silver mine since production commenced in 2005; Kilgore, a high quality advanced exploration gold project in Idaho with strong economics and significant growth and discovery potential; and an option on Silver City, a high-grade epithermal silver district in Saxony, Germany with 750 years of mining history and no modern exploration. The Company also aims to continue capitalizing on current market conditions by acquiring undervalued projects.

Additional details on Excellon’s properties are available at www.excellonresources.com.

For Further Information, Please Contact:

Excellon Resources Inc.

Brendan Cahill, President & Chief Executive Officer

Alfred Colas, Chief Financial Officer

(416) 364-1130

info@excellonresources.com

www.excellonresources.com

Forward-Looking Statements

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this Press Release, which has been prepared by management. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act. Such statements include, without limitation, statements regarding the impact of the COVID-19 pandemic on the Company’s operations and results, the outcome and impact of the legal action in Mexico (including the dismissal of the appeal by the federal courts of Mexico on July 1, 2021) in respect of the La Antigua mineral concession that is part of the Evolución Property in Zacatecas, mineral resources estimates, the future results of operations, performance and achievements of the Company, including potential property acquisitions, the timing, content, cost and results of proposed work programs, the discovery and delineation of mineral deposits/resources/reserves, geological interpretations, the potential of the Company’s properties, proposed production rates, potential mineral recovery processes and rates, business and financing plans, business trends and future operating revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, the ability of the Company to maintain normal operations during the COVID-19 pandemic, the outcome and impact of the legal action in Mexico (including the dismissal of the appeal by the federal courts of Mexico on July 1, 2021) in respect of the La Antigua mineral concession that is part of the Evolución Property in Zacatecas, variations in the nature, quality and quantity of any mineral deposits that may be located, significant downward variations in the market price of any minerals produced, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials. This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.

Cautionary Note to U.S. Investors: The terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource,” as used on Excellon’s website and in its press releases are Canadian mining terms that are defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). These Canadian terms are not defined terms under United States Securities and Exchange Commission (“SEC”) Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC by U.S. registered companies. The SEC permits U.S. companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Accordingly, note that information describing the Company’s “mineral resources” is not directly comparable to information made public by U.S. companies subject to reporting requirements under U.S. securities laws. U.S. investors are urged to consider closely the disclosure in the Company’s Form 40-F which may be secured from the Company, or online at http://www.sec.gov/edgar.shtml.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCELLON RESOURCES INC.
(Registrant)

Date: July 30, 2021	By:	/s/ Brendan Cahill
President and Chief Executive Officer